UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-38857

BIT ORIGIN LTD.

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

As previously disclosed on Report on From 6-K of Bit Origin Ltd (the “Company”), on October 21, 2022, the Company sold and issued a senior secured convertible note (the “Note”) in the principal amount of $2,100,000 and warrants to purchase up to 5,108,275 ordinary shares of the company (the “Warrants”) to an acrredited investor (the “Holder”), at a purchase price of $1,974,000. The Note has an initial conversion price of $0.33 per share, subject to a floor price of $0.06 per share. The Warrants have an initial exercise price of $1.20 per share and is exercisable for 7 years from the date of issuance.

In May 2023, the Company effected a reverse stock split of the Company’s outstanding ordinary shares at a ratio of one-for-thirty (1-for-30).

Pursuant to the terms of the Notes and Warrants, respectively, in the event of a reverse stock split, if the then conversion price and/or exercise price are higher than the Event Market Price, which is the quotient determined by dividing (x) the sum of the VWAP (as defined in the Note) of the ordinary shares for each of the five trading days with the lowest VWAP of the ordinary shares during the fifteen consecutive trading day period ending and including the trading day immediately preceding the sixteenth trading day after such date of the reverse stock split, divided by (y) five, the conversion price shall be reduced to such Event Market Price, subject to the floor price, as adjusted based on any stock splits, and the exercise price shall be reduced to such Event Market Price. In addition, pursuant to the Warrants, the number of ordinary shares underlying such Warrants (the “Warrant Shares”) shall be adjusted proportionally so that the aggregate exercise price payable by the holder for the adjusted number of Warrant Shares shall be the same as the aggregate exercise price in effect immediately prior to such adjustment.

As a result, the conversion price of the Note was adjusted to $1.80 per share. The exercise price of the Warrants was adjusted to $1.3552 per share and the Warrant Shares were adjusted to 4,523,333 ordinary shares.

As of the date of this report, the Holder has converted principal in the amount of $1,200,000 and accrued interest into 680,183 ordinary shares. The Company has paid principal in the amount of $900,000 and accrued interest to the Holder. Therefore, the Note has been retired.

This report shall be deemed to be incorporated by reference into the registration statements of the Company on Form F-3 (File No. 333-268501 and 333-275602) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2024	BIT ORIGIN LTD.

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board